UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RSP Permian, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74978Q 105

(CUSIP Number)

January 16, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13G

CUSIP No. 74978Q 105	Page 2 of 8 Pages

(1)	Names of reporting persons ACTOIL, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power - 0 -
(6) Shared voting power 10,816,626
(7) Sole dispositive power - 0 -
(8) Shared dispositive power 10,816,626
(9)	Aggregate amount beneficially owned by each reporting person 10,816,626
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 14.9% (1)
(12)	Type of reporting person (see instructions) OO

(1)	Based on 72,500,000 shares of Common Stock issued and outstanding as of January 16, 2014, which amount was provided by the Issuer.

SCHEDULE 13G

CUSIP No. 74978Q 105	Page 3 of 8 Pages

(1)	Names of reporting persons TIAA Oil and Gas Investments, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 10,816,626 (1)
(7) Sole dispositive power -0-
(8) Shared dispositive power 10,816,626 (1)
(9)	Aggregate amount beneficially owned by each reporting person 10,816,626 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 14.9% (2)
(12)	Type of reporting person (see instructions) OO

(1)	Includes 10,816,626 shares of Common Stock held by ACTOIL, LLC. ACTOIL, LLC is a wholly owned subsidiary of the Reporting Person, its sole member.
(2)	Based on 72,500,000 shares of Common Stock issued and outstanding as of January 16, 2014, which amount was provided by the Issuer.

SCHEDULE 13G

CUSIP No. 74978Q 105	Page 4 of 8 Pages

(1)	Names of reporting persons Teachers Insurance and Annuity Association of America
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 10,816,626 (1)
(7) Sole dispositive power -0-
(8) Shared dispositive power 10,816,626 (1)
(9)	Aggregate amount beneficially owned by each reporting person 10,816,626 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 14.9% (2)
(12)	Type of reporting person (see instructions) IC

(1)	Includes 10,816,626 shares of Common Stock held by ACTOIL, LLC. ACTOIL, LLC is a wholly owned subsidiary of TIAA Oil and Gas Investments, LLC, its sole member. TIAA Oil and Gas Investments, LLC is a wholly owned subsidiary of the Reporting Person, its sole member.
(2)	Based on 72,500,000 shares of Common Stock issued and outstanding as of January 16, 2014, which amount was provided by the Issuer.

SCHEDULE 13G

CUSIP No. 74978Q 105	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

RSP Permian, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3141 Hood Street, Suite 701

Dallas, Texas 75219

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person” and together, the “Reporting Persons”):

(i) ACTOIL, LLC (“ACTOIL”);

(ii) TIAA Oil and Gas Investments, LLC (“TOGI”); and

(iii) Teachers Insurance and Annuity Association of America (“TIAA”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office:

The address of the principal business office of each Reporting Person is 730 Third Avenue, New York, New York 10017.

Item 2(c).	Citizenship:

Each of ACTOIL and TOGI were organized under the laws of the State of Delaware.

TIAA was organized under the laws of the State of New York.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

74978Q 105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

SCHEDULE 13G

CUSIP No. 74978Q 105	Page 6 of 8 Pages

ACTOIL is a wholly owned subsidiary of TOGI, its sole member. TOGI is a wholly owned subsidiary of TIAA, its sole member. Because of the foregoing relationships, each Reporting Person may be deemed to have voting and dispositive power over the reported securities and may also be deemed to be the beneficial owner of these securities.

(a)     Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)     Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)     Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SCHEDULE 13G

CUSIP No. 74978Q 105	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2014	ACTOIL, LLC

	By:	/s/ Lisa M. Ferraro
Lisa M. Ferraro
President
Dated: January 16, 2014	TIAA Oil and Gas Investments, LLC

	By:	/s/ Lisa M. Ferraro
Lisa M. Ferraro
President
Dated: January 16, 2014	Teachers Insurance and Annuity Association of America

	By:	/s/ Lisa M. Ferraro
Lisa M. Ferraro Managing Director

SCHEDULE 13G

CUSIP No. 74978Q 105	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of RSP Permian, Inc. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: January 16, 2014	ACTOIL, LLC

	By:	/s/ Lisa M. Ferraro
Lisa M. Ferraro
President
Dated: January 16, 2014	TIAA Oil and Gas Investments, LLC

	By:	/s/ Lisa M. Ferraro
Lisa M. Ferraro
President
Dated: January 16, 2014	Teachers Insurance and Annuity Association of America

	By:	/s/ Lisa M. Ferraro
Lisa M. Ferraro Managing Director